February 12, 2021
Via EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Symetra Life Insurance Company (the “Company”) Initial Registration Statement on Form S-1 File No. 333-______
Commissioners:
The Company is transmitting for filing under the Securities Act of 1933, as amended, an initial registration statement on Form S-1 for certain index-linked deferred annuity contracts to be issued by the Company (the “Registration Statement”).
Required exhibits not filed with or incorporated by reference into the Registration Statement, as well as other omitted information, will be included in a pre-effective amendment to the Registration Statement.
Please direct any questions or comments regarding the Registration Statement to the undersigned at 515-471-8159 or at darlene.chandler@symetra.com.
Sincerely,
/s/ Darlene K. Chandler
Darlene K. Chandler
Senior Vice President & Associate General Counsel
Symetra Life Insurance Company

cc: Jacqueline M. Veneziani, General Counsel, Symetra Life Insurance Company
Dodie Kent, Eversheds Sutherland (US) LLP